UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70432

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____**07/01/23**____ AND ENDING ____**06/30/24**____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __**CMD GLOBAL PARTNERS, LLC**__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__**123 NORTH WACKER DRIVE, SUITE 1375**__
                            (No. and Street)

__**CHICAGO**__   __**IL**__   __**60606**__
       (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__**MARK C. SALAMASICK**__   __**(312) 550-2666**__   __**csalamasick@cmdglobal.com**__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DEMARCO SCIACCOTTA WILKENS & DUNLEAVY, LLP
                    (Name – if individual, state last, first, and middle name)

__**20646 ABBEY WOODS CT N**__   __**FRANKFORT**__   __**IL**__   __**60423**__
(Address)   (City)   (State)   (Zip Code)

DECEMBER 21, 2010   5376
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, MARK C. SALAMASICK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CMD GLOBAL PARTNERS, LLC, as of JUNE 30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
DANIEL JAMES HAFFNER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 01/13/2027

Signature: [signature]

Title:
MEMBER, MANAGING DIRECTOR

____
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CMD GLOBAL PARTNERS, LLC

FINANCIAL STATEMENT

JUNE 30, 2024

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
CMD Global Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CMD Global Partners, LLC (the "Company") as of June 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CMD Global Partners, LLC as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as CMD Global Partners, LLC's auditor since 2022.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
September 25, 2024

CMD GLOBAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

ASSETS

Current Assets:

Cash	$	106,379
Accounts Receivable		65,568
Prepayments and Deposits		2,180
Other		5,171
TOTAL ASSETS	**$**	**179,298**

LIABILITIES & MEMBER'S EQUITY

Current Liabilities:

Accounts Payable	$	24,771
Accrued Wages		42,000
Total Current Liabilities	**$**	**66,771**
Member's Equity	**$**	**112,527**
TOTAL LIABILITIES & MEMBER'S EQUITY	**$**	**179,298**

See notes to financial statement

2

CMD GLOBAL PARTNERS, LLC

1. **Description of Business**

    CMD Global Partners, LLC ("CMD" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). CMD was organized under the Limited Liability Company Act of the State of Delaware.

    CMD was formed on September 20, 2019, and became registered with the SEC and FINRA effective September 30, 2020.

    CMD's principal business activity is to provide investment banking services to its clients, including corporations and others, on various transactions, as well as financial, structural and strategic advice. Such transactions include mergers, acquisitions, restructurings, financings and other extraordinary corporate transactions. CMD does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

    CMD Global Partners, LLC is wholly owned by CMD Global Partners HoldCo, LLC ("Parent" or "HoldCo") as of June 30, 2024.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The financial statements have been prepared in accordance with accounting standards generally accepted in the United States of America ("GAAP").

    Use of Estimates
    Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

3. **Accounts Receivable**

    Accounts Receivable are stated in the amounts management expects to collect. An allowance for credit loss is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2024, there was $65,568, of accounts receivable from contracts with customers and no allowance for credit loss.

CMD GLOBAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENT
JUNE 30, 2024

4.   Concentration of Credit Risk

The Company maintains its cash balances primarily at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") subject to certain limitations. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risk on such accounts.

5.   Related Party Transactions

The Company has related party transactions with its parent ("HoldCo"), and a commonly controlled affiliate. The transactions with these related parties are primarily comprised of shared expenses incurred during the normal course of business. During the period the Company recognized $390,232 as expenses incurred in relation to services received and shared by HoldCo. As of June 30, 2024, the Company is owed $5,171 by these related parties. The Company believes that all transactions with related parties were conducted on terms equivalent to those prevailing in an arm's-length transaction.

Fixed Asset Assignment to Parent

On July 1, 2023, the Company assigned all its interest in fixed assets and computers to HoldCo. This transaction was conducted at arm's length. As a result of this assignment, the Company's fixed assets and accumulated depreciation were reduced by $51,922 and $32,877, respectively. There was no significant gain or loss recognized on the assignment. Subsequently, the total expense incurred and paid to HoldCo for the use of the fixed assets and computers during the remainder of the period was $13,000.

Payroll Processing Transfer and Payments to Parent

During the year ended June 30, 2024, HoldCo performed all payroll processing functions for the Company. The Company and HoldCo utilized the same third-party payroll provider to ensure streamlined and consistent payroll management, reducing the payroll burden across the Company and its affiliates. There was no direct financial impact to the Company as a result of this migration.

The total payroll and benefits-related compensation expenses recognized in relation to services provided by HoldCo during the year ended June, 30, 2024, amounted to $293,760. There were no adverse impacts on the employees as a result of this arrangement.

The Company and HoldCo continue to ensure compliance with all relevant legal and regulatory requirements related to payroll processing and employee data protection..

6.   Income Taxes

The Company is organized as a limited liability company and is considered to be a disregarded entity for income tax purposes. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements, as the member includes the Company's taxable income or loss on its income tax returns.

7.   Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined.

At June 30, 2024, the Company had net capital of $39,608 which exceeded requirements by $34,608. The ratio of aggregate indebtedness to net capital was 1.69 to 1.

The Company does not carry customer accounts. Accordingly, the computation for determination of reserve requirements and information relating to possession or control requirements under SEC Rule 15c3-3 are not applicable.

8.   Commitments and Contingencies

As of June 30, 2024, the Company has no other commitments or contingencies.

9.   Subsequent Events

The Company has evaluated subsequent events through September 25, 2024, the date the financial statements were issued. No material subsequent events were identified that would require recognition or disclosure in the financial statements.